(d)(1)(i)

March 1, 2017

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ  85258

Ladies and Gentlemen:

Effective July 1, 2013, Lazard Asset Management LLC and J.P. Morgan Investment Management Inc. (each a “Sub-Adviser” and together the “Sub-Advisers”) were added as sub-advisers to the Voya Multi-Manager International Equity Fund (the “Fund”) resulting in a reduction in the blended sub-advisory rate payable by Voya Investments, LLC on behalf of the Fund.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction, if a benefit exists, based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from March 1, 2017 through March 1, 2018.  The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee rate computed based on all sub-advisory fee rates for the Fund prior to the July 1, 2013 addition of the Sub-Advisers (the “Expense Reductions”) — the aggregate blended sub-advisory fee rate computed based on all sub-advisory fee rates after the Expense Reductions).

Notwithstanding the foregoing, termination or modification of this letter requires approval of the Board of Trustees of Voya Mutual Funds.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Agreed and Accepted:
Voya Mutual Funds
(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Name:	Kimberly A. Anderson
Title:	Senior Vice President